UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	Form 10-K and Form 10-KSB Form 20-F Form 11-K X Form 10-Q and Form 10-QSB Form N-SAR

For the period ended: September 30, 2007

| |	Transition Report on Form 10-K
| |	Transition Report on Form 20-F
| |	Transition Report on Form 11-K
| |	Transition Report on Form 10-Q
| |	Transition Report on Form N-SAR

For the transition period ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Bancroft Uranium Inc

Former Name if Applicable: Conscious Intention, Inc.

Address of Principal Executive Office

Street and Number: 8655 EAST VIA DE VENTURA, SUITE G200
City, State and Zip Code:  SCOTTSDALE AZ 85258

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

The annual report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five days of the date the original report was due.

Part IV-Other Information

(1)    Name and telephone number of person to contact in regard to this notification.

P. Leslie Hammond	480	346-1460
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).
|X|   Yes      |   |   No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|   |   Yes      |X|   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bancroft Uranium Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2007	By:	/s/ P. Leslie Hammond
	Name:	P. Leslie Hammond
	Title:	Chief Executive Officer